Mail Stop 4561

August 21, 2007

*By U.S. Mail and facsimile to (773) 961-2099*

David F. Zucker, Chief Executive Officer
Midway Games, Inc.
2704 West Roscoe Street
Chicago, IL 60618

> **Re:** **Midway Games, Inc.**
> **Definitive 14A**
> **Filed April 24, 2007**
> **File No. 000-14773**

Dear Mr. Zucker:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 13

1. It appears that the Compensation Committee gives some weight to the extent to which compensation of Midway Games' named executive officers compares to that of the companies against which you benchmark compensation, notably, Activision, Electronic Arts, THQ, and Take-Two Interactive Software. Yet your disclosure also indicates that you make cash and equity awards on largely discretionary bases but that the Committee considers individual and company performance when determining compensation packages. Please provide clear disclosure that addresses how you determine the levels of compensation paid and how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

2. Please provide a complete description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. Please discuss the role of Mr. Zucker in Midway Games' compensation processes and his input during the crafting of compensation packages. Also discuss whether or not Mr. Zucker makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation.

3. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparity in Mr. Zucker's total compensation as compared to that of the other named executive officers and provide a more detailed discussion of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis and, to the extent disparities in compensation can be attributed to the terms of Mr. Zucker's employment agreement, please discuss the agreement in reasonably complete detail.

Cash Bonus, page 14

4. Please disclose the financial performance-related factors for the 2006 bonus plan and those financial performance goals, to the extent established, that are tied to

2007 incentive compensation.  See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.  To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4.  In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  Consider disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.  Please see Instruction 4 to Item 402(b) of Regulation.

5.  Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how you structure and implement the applicable elements of your compensation packages to reflect your named executive officer's individual performance.  Please address the elements of individual performance, both quantitative and qualitative, as well as specific contributions, the Compensation Committee considered in its evaluation of specific compensation decisions.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

Compensation Consultant, page 15

6.  With respect to the engagement of compensation consultants, please provide the full disclosure set forth in paragraph (e)(3)(iii) of Item 407 of Regulation S-K.  To this extent, your disclosure with respect to the engagement of Pearl Meyer & Partners lacks discussion of the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagements.

Outstanding Equity Awards at December 31, 2006, page 19

7.  Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end for all of the named executive officers.  See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 20

8.  Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements.  Also discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives

and affect the decisions you made regarding other compensation elements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

9.   The disclosure in this section comprises a disproportionate amount of disclosure when compared to the rest of the information you have provided under Item 402 of Regulation S-K.  It is not clear why the disclosure regarding payments upon termination or change-in-control exceeds in length or is more detailed than your entire Compensation Discussion and Analysis.  Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts and potential payouts that underlie these types of agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion.  Refer to Section VI of Commission Release 33-8732A.

Director Compensation, page 24

10. It is not clear why you have not disclosed in a footnote the aggregate number of option awards outstanding at fiscal year end and the assumptions made in the valuation by reference to a discussion of those assumptions in Midway Games' financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis.  See the Instruction to Item 402(k)(2)(iii)and (iv) and the Instruction to Item 402(k).

11. Refer to the disparity in the fees earned by Mr. Cron as well as the disclosure in the narrative indicating that the chairman and certain directors are eligible for bonus awards based on "certain objectives" and "individual efforts".  Please provide appropriate quantitative disclosure of the terms of the necessary objectives that resulted in the bonus payment for these individuals.  To the extent the amount reported for Mr. Cron covers a bonus payment, provide a reasonably complete description of the compensation arrangement that generated the payout.  See Item 402(k)(3)(ii) of Regulation S-K.  In addition, disclosure in the narrative indicates that you made bonus payments to Messrs. Cron and Steele and Ms. Redstone on March 22, 2007.  It would appear that these payments relate to services performed in 2006 and, if this is the case, these payments should be reported in column (b) for the 2006 fiscal year and the disclosure relating to Mr. Cron should appropriately differentiate the sources of the amounts you are reporting for his compensation.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor